December 20, 2007

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ellie Quarles, Special Counsel

Re:	BJ’s Wholesale Club, Inc.

Definitive 14A

Filed April 20, 2007

File No. 1-13143

Ladies and Gentlemen:

Enclosed please find our responses to the comments regarding the above-referenced filing contained in a letter from Ellie Quarles of the Staff of the Securities and Exchange Commission to BJ’s Wholesale Club, Inc. (“we” or “our”), dated December 6, 2007. Our responses are keyed to the sequential numbering of the comments and to the headings used in your letter.

General

1.	Please clarify in response to each comment whether you will address the comment in future filings or whether any revision is necessary.

Response:

In response to the comments included in your letters, we will, as applicable, revise our disclosures in future filings in a manner consistent with our responses.

Ms. Ellie Quarles

U.S. Securities and Exchange Commission

December 20, 2007

BJ’s Growth Incentive Plan, page 18

2.	We note your response to comment 5 in our letter dated August 21, 2007 and we reissue that comment with respect to disclosure of the 2004-2006 growth incentive plan because that performance cycle has been completed. Also, please expand your supplemental analysis regarding years that have not concluded to discuss specifically how competitors will use each type of financial target in a manner that would cause you competitive harm or advise us whether disclosure of prospective information would not be material to an understanding of that last fiscal year.

Response:

On page 6 of our letter dated October 12, 2007 we disclosed the threshold for the 2004-2006 cycle of the Growth Incentive Plan as follows: “The net income profit improvement threshold for the 2004-2006 performance cycle was $367,100,000. That threshold was not met, and no payout was made.” Net income profit improvement was the only performance criterion under the GIP for the 2004-2006 cycle. We believe the quoted language above is the disclosure requested as to this item and we are aware that it will be publicly disclosed as a result of our inclusion of it in our response letters. In future filings, we plan to disclose the quantitative targets under the GIP for performance cycles that have been completed.

As to the performance cycles not yet completed, we do not believe that any disclosure of prospective information is material to an understanding of NEO compensation for the last completed fiscal year because (1) no amounts relating to awards that include prospective information are required to be included in the summary compensation table for the last completed fiscal year (because the awards are under non-equity incentive plans and they have not been earned) and (2) the awards that include prospective information do not represent a material change in compensation arrangements from the last completed fiscal year that could affect a fair understanding of NEO compensation for that last completed fiscal year. In light of our foregoing analysis and conclusion regarding materiality, and without prejudice to our belief that disclosure of the prospective information would result in competitive harm to BJ’s, we do not believe that any additional disclosure is required as to this item.

Competitive Frames of Reference, page 20

2.	We note your response to comment 6 in our letter dated August 21, 2007 and we reissue that comment with respect to the benchmarking of a named executive officer’s compensation or any element of compensation. Please identify the components of the benchmarks you have described. To the extent the executive compensation committee is not aware of the components of a particular benchmark please include disclosure to that effect.

Ms. Ellie Quarles

U.S. Securities and Exchange Commission

December 20, 2007

Response:

In future filings, we will disclose the names of the companies that are included in the relevant survey data that we describe in the Proxy Statement. To the extent the Executive Compensation Committee, in any future years, is not aware of the components of a particular benchmark, we will include disclosure to that effect. With respect to 2006, the names of some of the companies included in the survey data described in our 2007 Proxy Statement were available to the Committee. See, for example, page 20 of the Proxy Statement, setting out the names of 20 retail/wholesale companies within a reasonable range of revenues to BJ’s whose proxy filings were made available to the ECC for review.

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please contact me at (508) 651-6670.

Sincerely,

/S/ Lon F. Povich
Lon F. Povich
EVP, General Counsel and Secretary

cc:	Mr. Herbert J. Zarkin

Mr. Frank Forward